Shinhan Data System joins Shinhan Financial Group as subsidiary

On January 4, 2010, Shinhan Data System joined Shinhan Financial Group (hereafter “SFG”) as a subsidiary.

Prior to today, Shinhan Data System, an IT service provider, was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned banking subsidiary of SFG,

To integrate IT operations and promote efficiency on a group-wide level, Shinhan Financial Group acquired 200,000 or 100% of Shinhan Data System for KRW 9.1 billion from Shinhan Bank.